Exhibit 99.1

NR 16-15

Venezuela to Pay Gold Reserve by December 15, 2016 and Mining Update

SPOKANE, WASHINGTON, December 2, 2016

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) today reported that it has agreed to further modify the settlement agreement (the “Settlement Agreement”) previously entered into with the Bolivarian Republic of Venezuela (“Venezuela”) (see Press Release dated November 4, 2016). The first payment of US$ 300,000,000, originally scheduled for November 30, 2016, is now rescheduled to take place on or before December 15, 2016.

The balance for future payments remains the same as previously described, namely that the second payment of US$ 469,681,823 be made on or before January 3, 2017, a third payment of US$ 50,000,000 on or before January 31, 2017, a fourth payment of US$ 100,000,000 on or before February 28, 2017, and a final payment of US$ 90,000,000 on or before June 30, 2017. The aggregate payments to be made by Venezuela have not changed.

Gold Reserve executives, who are in Caracas, have been assured by Roberto Mirabal, Minister of the People’s Power for Ecological Mining Development, that the funds are in place and that Venezuela is just completing certain administrative actions to have the funds transferred to Gold Reserve.

Minister Mirabal stated, “We have worked closely with Gold Reserve executives and we have now finalized the arrangements for the initial payment to Gold Reserve, which shall take place by December 15, 2016. In addition, we have had several board of directors meetings of the Mixed Company and the project at long last is moving forward, which is a historic milestone for Venezuela, for the Mining Arch and the people in the Las Claritas community. In order to promote early gold production, the intention is to initiate small-scale mining at several sites while construction of the main large-scale mineral processing plant is proceeding, in order to maximize local employment opportunities.”

James H. Coleman, Chairman of Gold Reserve, stated, “Our meetings here in Caracas have gone well, the funding is now in place and Gold Reserve, based on Minister Mirabal’s assurances, will be in receipt of the initial payment by December 15, 2016. This is an important event not only for Gold Reserve, but for Venezuela as it confirms to the mining and investment communities that you can do business in Venezuela and that it is indeed open for international business.”

The Mixed Company, of which Gold Reserve owns 45% and Venezuela owns 55%, and which holds the Brisas/Cristinas gold deposit, will initiate the development plan of the mining activities needed to commence construction as soon as possible.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement, as amended, and the development of the Brisas-Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated payments to the Company pursuant to the Settlement Agreement, the ability of Venezuela and the Company to arrange financing for the anticipated capital costs of the Brisas-Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”